E-B.

SECURI

19007883

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response..... 12.00

SEC
Mail Processing
Section

MAR 01 2019

Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53038

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Municipal Capital Markets Group, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5220 Spring Valley Road Ste. 522
(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen M. Woodliff 972-663-6552
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
8750 N. Central Expressway Ste. 300	Dallas	TX	75231

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Fred R. Cornwall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Municipal Capital Markets Group, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN M. WOODLIFF
Notary Public, State of Texas
Comm. Expires 05-19-2019
Notary ID 124565140

Notary Public

Signature

President Pres.

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUNICIPAL CAPITAL MARKETS GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2018

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Municipal Capital Markets Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Municipal Capital Markets Group, Inc. (the Company) as of December 31, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the *financial statements*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 28, 2019

We have served as the Company's auditor since 2016.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Financial Condition
December 31, 2018

ASSETS

Cash and cash equivalents	$ 910,037
Deposit with clearing broker-dealer	100,567
Other receivables	94,919
Office equipment, net	8,078
Goodwill	391,000
Other assets	11,777
Total Assets	$ 1,516,378

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 66,102
Commissions payable	390,894
Total Liabilities	456,996
Stockholders' Equity	
Common stock - authorized 200,000 shares of $.01 par value; 104,903 shares issued and 74,903 shares outstanding	1,049
Treasury stock, 30,000 shares at par value	(300)
Additional paid-in capital	827,820
Retained earnings	230,813
Total Stockholders' Equity	1,059,382
Total Liabilities and Stockholders' Equity	$ 1,516,378

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Income
For the Year December 31, 2018

Revenues	
Underwriting fees	$ 1,233,694
Financial advisory fees	3,655,345
Distribution Fees	149,333
Interest income	1,537
Other income	156,988
Total Revenues	5,196,897
Expenses	
Commissions, salary, and benefits	3,929,514
Brokerage and clearance fees	24,950
Communications	30,179
Occupancy and equipment costs	95,926
Promotional costs	12,603
Data processing costs	24,102
Regulatory fees and expenses	38,357
Underwriting expenses	164,367
Other	198,527
Total Expenses	4,518,525
Income before income taxes	678,372
State income tax expenses	23,761
Net Income	$ 654,611

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2018

	Shares Issued	Common Stock	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2017	104,903	$ 1,049	$ (300)	$ 827,820	$ 224,404	$ 1,052,973
Capital distributions	-	-	-	-	(648,202)	(648,202)
Net income	-	-	-	-	654,611	654,611
Balances at December 31, 2018	104,903	$ 1,049	$ (300)	$ 827,820	$ 230,813	$ 1,059,382

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities	
Net income	$ 654,611
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,864
Changes in operating assets and liabilities:	
Increase in other receivables	(79,719)
Increase in deposit with clearing broker	(453)
Increase in other assets	(36)
Increase in accounts payable and accrued expenses	37,081
Increase in commissions payable	384,706
Increase in payable to clearing broker	(2,420)
Net cash provided (used) by operating activities	996,634
Cash flows from investing activities	
Purchase of furniture and equipment	(2,962)
Net cash provided (used) by investing activities	(2,962)
Cash flows from financing activities	
Capital distributions	(648,202)
Net cash provided (used) by financing activities	(648,202)
Net increase in cash and equivalents	345,470
Cash and equivalents at beginning of year	564,567
Cash and equivalents at end of year	$ 910,037
Supplemental schedule of cash flow information	
Cash paid during the year for:	
Income taxes	$ 4,577

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Accounting Policies

Municipal Capital Markets Group, Inc. (the "Company") is registered with the Securities Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a securities broker-dealer and operates under the exemption provision of SEC Rule 15c3-3(k)(2)(ii). Its primary activity is underwriting bond issues for tax-exempt entities throughout the United States. The Company generally makes distributions to its stockholders each year to cover their personal income tax liabilities that arise from their share of the Company's taxable income.

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Cash Equivalents

For purposes of the statement of cash flows, all highly liquid instruments purchased with a maturity of three months or less are considered to be cash equivalents.

Deposit with Clearing Broker-Dealer

Deposit with clearing broker-dealer represents cash required to be maintained at the clearing broker-dealer for clearing and trading activities. The Company conducts business with one clearing broker-dealer for its underwriting activities.

Other Receivables

Receivables are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Depreciation and Amortization

Office equipment is depreciated using the straight-line method over estimated useful lives ranging from three to seven years.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. The Company has one reporting unit based on guidance in U.S. Generally Accepted Accounting Principles ("GAAP").

Goodwill impairment is assessed at least annually or more often upon the occurrence of an indicator of impairment. In evaluating goodwill for impairment, the Company has the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. If the qualitative evaluation

indicates a possibility of impairment, the Company is required to go to the next step and determine the fair value of the reporting unit. If fair value of the reporting unit is calculated and it is less than its carrying value, the Company is required to go to the second step. The second step involves allocating the calculated fair value to all the assets and liabilities of the reporting unit as if the calculated fair value was the purchase price in a business combination. This allocation would include assigning value to any previously unrecognized intangible assts. The impairment is measured by comparing the implied fair value of the Company goodwill with its carrying amount and an impairment loss may be recognized up to that excess. Based on a qualitative evaluation about the likelihood of goodwill impairment, the Company determined that goodwill impairment was not likely at December 31, 2018. Accordingly, no calculation of fair value was performed at year end.

Income Taxes

The Company has elected "S" Corporation status under the Internal Revenue Code, which provides for profits and losses of the Company to be recognized on the stockholders' personal income tax returns for Federal income tax purposes. State income tax expense consists of Texas franchise taxes, Colorado state income taxes, Minnesota state income taxes, and New York state income taxes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United State of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to superseded nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue

recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Revenue from Contracts with Customers

Revenue from Contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Banking

Underwriting fees. The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital.

Financial Advisory fees. The Company serves as a financial advisor for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as a financial advisor. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

Distribution Fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of the securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade dates and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once

the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at a future point in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The Company expects to adopt the provisions of this guidance on January 1, 2019. The right-of-use asset and corresponding lease liability for these leases will be recognized on the Company's balance sheet upon adoption. The Company is evaluating the impact that ASU 2016-02 will have on its related disclosures.

Note 2 - Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2018, the Company had net capital of approximately $553,608 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.83 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to stockholders can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made to enable stockholders to pay federal income taxes on Company profits.

Note 3 - Operating Leases

The Company leases office space under non-cancellable operating leases expiring between May 2020 and July 2021. At December 31, 2018, minimum future rental payments under leases with initial lease terms of greater than one year are as follows:

Year Ending December 31,	Minimum Rentals
2019	108,280
2020	86,671
2021	41,454
	$ 236,405

Rent expense under all leases was approximately $95,926 for the year ended December 31, 2018.

Note 4 - Off-Balance Sheet and Concentration Credit Risks

The Company is subject to credit risk to the extent any broker-dealer with which the Company conducts business is unable to deliver cash balances or securities, or clear security transactions on the Company's behalf. The Company believes the likelihood of loss under these circumstances is remote.

The Company's financial advisory services may be concentrated in a few transactions in a given year. However, the Company is not dependent on any one client or group of clients from year to year.

The Company at times may have cash deposits with banks in excess of federally insured limits. The Company has not experienced any losses and believes the institution is of high credit quality.

Note 5 - Related Party Transactions

The Company paid expense reimbursements of $48,332 for the year ended December 31, 2018 to a company owned by a shareholder.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

Schedule I

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2018

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 1,059,382
Add:		
Other deductions or allowable credits		$ -
Total capital and allowable subordinated liabilities		$ 1,059,382
Deductions and/or charges:		
Other receivables	94,919	
Office equipment, net	8,078	
Goodwill	391,000	
Other assets	11,777	$ (505,774)
Net capital before haircuts on securities positions		$ 553,608
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		$ -
Net capital		$ 553,608

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 66,102
Commission payable	$ 390,894
Total aggregate indebtedness	$ 456,996

Schedule I (continued)

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness	$ 30,466
Minimum dollar net capital requirement of reporting broker-dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 453,608
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 433,608
Ratio: Aggregate indebtedness to net capital	.83 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Form X-17 A-5 Part II FOCUS Report filing as of the same date.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

Year Ended December 31, 2018

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Municipal Capital Markets Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Municipal Capital Markets Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Municipal Capital Markets Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the exemption provision) and (2) Municipal Capital Markets Group, Inc. stated that Municipal Capital Markets Group, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. The Municipal Capital Markets Group, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Municipal Capital Markets Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 28, 2019

Municipal Capital Markets Group, Inc.'s Exemption Report

Municipal Capital Markets Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Municipal Capital Markets Group, Inc.

I, Fred R. Cornwall, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: ______________________
President

February 25, 2019